Exhibit 14.1

CODE OF BUSINESS CONDUCT

From the Chairman and Chief Executive Officer

Since 1954, Apache employees have pursued our mission to grow a profitable global exploration and production company in a safe and environmentally responsible manner for the long term benefit of our stockholders. The pursuit of our mission is guided by our values: conducting our business with honesty and integrity, investing in our people, expecting top performance, and treating people with respect and dignity.

We take on each new challenge with a sense of urgency, acting decisively, involving the right people, and overcoming obstacles. We identify issues and problems quickly and deal with them, without compromise, and make certain that we do the right thing for Apache and our stockholders.

Apache’s Code of Business Conduct sets out the ethical standards that we have set for ourselves. While no single document can address every circumstance that we may face in our jobs, this code provides a framework for our decisions: We are going to conduct our business fairly, with the highest ethical standards and in a way that complies with laws, regulations and government requirements. We will avoid both misconduct and the appearance of misconduct.

To do our jobs properly, we all need to understand these standards and the requirements of our jobs, be accountable for our actions, and to report any violations of Apache’s Code of Business Conduct expeditiously. To do any less would be a disservice to ourselves and to our fellow Apaches. If you have any questions, please discuss them with your supervisor or one of Apache’s executives.

When confronted with a difficult situation, we all want to make the right decision. We trust that Apache’s values and culture along with this code will continue to serve as guides to the right course of action.

Sincerely,

G. Steven Farris Chairman and Chief Executive Officer

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CODE OF BUSINESS CONDUCT

Our Policy

Apache will conduct its business fairly and ethically, and will comply with applicable laws, regulations, and government requirements. All conduct inconsistent with this policy is prohibited.

Apache Corporation is committed to conducting our business in accordance with the highest ethical standards. It is the policy of Apache Corporation and each of its subsidiaries (collectively and severally, herein referred to as “Apache” or “the Company”) to conduct its business fairly, ethically, and in compliance with applicable laws, regulations, and government requirements. All conduct inconsistent with this policy is prohibited.

This Code of Business Conduct requires not only the avoidance of misconduct, but also the avoidance of acts or omissions that give the appearance of misconduct. Apache directors, officers, employees, and representatives shall not enter into any activity or incur any expense or liability which would compromise our commitment to these high standards. Failure to comply with this Code of Business Conduct by an officer or employee will subject the officer or employee to disciplinary action, up to and including termination of employment. Any failure by a director to comply with this Code of Business Conduct shall be reported to the Corporate Governance and Nominating (“CG&N”) Committee of the board of directors for review, and the committee shall make a recommendation to the board of directors on appropriate action, which may include removal of such director from the board of directors.

This Code of Business Conduct is designed to deter wrong-doing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	fair, full, accurate, timely and understandable disclosure in reports and documents that the Company (a “registrant”) files with, or submits to, the Securities and Exchange Commission (“SEC”) and in other public communications made by the Company;

3.	compliance with applicable governmental laws, rules and regulations;

4.	prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

5.	accountability for adherence to the Code.

It is not possible to enumerate all of the situations which could result in an actual or apparent violation of this policy. However, the following areas are of particular concern to Apache with respect to the ethical conduct of the Company’s business. These principles must be interpreted using good judgment and common sense. Employees and officers are encouraged to discuss questions or concerns relating to this Code of Business Conduct with their supervisors or other members of management, while directors should direct their questions and concerns to the CG&N Committee.

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No Conflicts of Interest

All business decisions for Apache should be based upon what a director, officer, or employee honestly believes to be in the best interests of the Company and in the long term interest of our stockholders.

Any direct or indirect conflict of interest between a director, officer, or employee and the Company is prohibited, unless the Company specifically grants its consent. A director, officer, or employee has a conflict of interest if, in the course of his or her duties for the Company, his or her judgment and discretion is or may be influenced by considerations of personal gain or benefit, or gain or benefit to a third party other than the Company.

All business decisions for Apache should be based upon what a director, officer, or employee honestly believes to be in the best interests of the Company and in the long term interest of its stockholders. Potential conflicts of interest should be immediately reported by directors notifying the CG&N Committee and by officers and employees notifying their supervisors of the potential conflict so that an appropriate determination can be made as to whether or not a conflict exists and what remedial action, if any, should be taken.

Protecting Corporate Opportunities

Apache officers and employees are prohibited from using corporate property, information, or position for personal gain.

Directors, officers, and employees are prohibited from:

1.	taking for themselves or associates opportunities that are discovered through the use of corporate property, information, or position;

2.	using corporate property, information, or position for personal gain; and

3.	competing with the Company.

Receiving or Providing Gifts and Entertainment in Furtherance of Legitimate Company Interests

No Apache employee may accept or provide a gift or entertainment that is excessive in value or frequency considering the circumstances.

The Company recognizes that customary business practices on occasion may include the provision of travel, meals, token gifts and/or entertainment by or to current or prospective customers, vendors and business partners in the course of pursuing the legitimate business interests of the Company. This policy is not intended to prohibit such legitimate customary business practices that are meant to create goodwill and enhance business relationships. No employee may accept or provide a gift or entertainment that:

1.	is not consistent with customary business practices;

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2.	is excessive in value or frequency considering the circumstances;

3.	could be construed as a bribe or a payoff; or

4.	violates any laws or regulations.

Employees must not accept or give gifts, travel or entertainment that violate legal standards or suggest any appearance of impropriety.

Gifts of cash or cash equivalent, including gift cards (except gift cards that are redeemed for the designated merchandise and not for cash and that do not exceed $100 from one vendor, or more than $250 in the aggregate from all vendors, per calendar year), are strictly prohibited. Employees must obtain approval from their Vice President in writing (or by email) before extending or accepting an invitation to golfing, hunting, fishing or other trips and outings.

Special rules, such as the Foreign Corrupt Practices Act (FCPA) in the U.S. and similar laws of other nations, apply to those dealing with domestic and foreign government agencies and companies owned by foreign governments and agencies, and the legal rules may differ in various countries. Partners and customers may have policies of their own with which Apache employees are expected to comply in our business relationships. Gifts to government employees and officials, generally, are not permitted under U.S. law or laws in the countries in which we do business and any gift to a government employee, official or their family members must be nominal in amount, must not violate local or U.S. law, and must be approved by the Regional vice president for the relevant area before such gift is made.

Remember to exercise caution by asking questions first and accepting or giving gifts later. Questions to ask yourself that can assist you in making this determination include:

•	Is it legal?

•	Is it ethical?

•	Does it feel right?

•	Have I discussed it with my supervisor?

•	Am I trying to hide this from anyone?

•	Am I trying to fool anyone, including myself?

•	Would it embarrass Apache, myself or my family if it were discovered?

Lastly, there is another tool that you can use to help you in deciding whether to accept a gift; it is called “the Newspaper Test.” Think to yourself, “Before I accept (or give) this gift, I should consider how it would look in a newspaper story.” If you are uncomfortable with the answer, then don’t accept (or give) the gift. If you are uncomfortable disclosing the gift to senior management, then don’t accept (or give) the gift.

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Proper Handling of Confidential Information

Employees shall not divulge to third parties any confidential information obtained during employment or service for Apache.

During and after employment by or service with Apache, directors, officers, and employees shall not divulge to third parties, or appropriate to their own use, or to the use of others, any confidential information obtained during employment or service for Apache. The term “confidential information” as used in this policy includes but is not limited to:

1.	trade secrets;

2.	technical materials and information;

3.	geological and geophysical information, reserve data, prospect data, maps and logs;

4.	bid data and transaction information;

5.	processes and technology;

6.	compilations of information, engineering information, financial information, or specifications that are used in the operation of Apache’s business or that may eventually be used in the operation of Apache’s business, and

7.	other information relating to the Company’s business that is not public knowledge.

Fair Dealing

No officer, director or employee is authorized to use unfair techniques, misrepresentation, bribes or kickbacks to gain a business advantage.

Apache is committed to conducting its business fairly and in accordance with the highest ethical standards. No director, officer, or employee is authorized to use unfair techniques, such as misrepresentation of material facts or improper concealment of business information to gain a business advantage. Additionally, no director, officer, or employee or representative of the Company shall offer or accept a bribe, kickback, or improper favor in order to secure a business advantage.

Ensuring the Protection and Proper Use of Apache Assets

Use or access to Company property for any unlawful or improper purpose is strictly prohibited.

This prohibition includes any use that is unlawful or improper under applicable law or ethical standards, regardless of the practices of other companies or individuals. As part of this obligation, officers and employees shall follow Company procedures to ensure that business transactions are consistently executed, recorded, and reported in such a manner as to allow the Company to accurately compile and report its financial statements. Additionally, all transaction records shall be preserved for the appropriate amount of time in accordance with Company policy.

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Complying with Laws, Rules and Regulations

It is Apache’s policy to conduct its business in accordance with all applicable laws, rules, regulations, and government requirements.

Each director, officer, and employee of the Company is responsible for familiarizing himself or herself with the laws, rules, regulations, and government requirements applicable to his responsibilities within the Company.

Reporting Illegal or Unethical Behavior

Each officer or employee of the Company is directly responsible for promptly reporting to the Company any actual, attempted, or apparent violation of laws, rules, regulations, or this Code of Business Conduct.

In the event that a violation is observed by, responsibly reported to, or is indicated by records or other information of which the officer or employee becomes aware, the person should report the event to his immediate supervisor, the Human Resources Department, Internal Audit, or any member of management with whom the person is comfortable discussing the matter. Any concerns regarding accounting, internal accounting controls, or auditing matters should be reported to the Audit Committee of the board of directors through the Company’s procedures for such reporting set forth in “Procedures for the submission of complaints and concerns regarding accounting, internal accounting controls, or auditing matters” available on Apache’s website at www.apachecorp.com. Officers and employees should always keep in mind that the Company supports the good faith reporting and investigation of potential violations of this Code of Business Conduct. In no event will the Company take or threaten any action against an officer or employee for making a complaint or disclosing information in good faith. Retaliation or retribution against any officer or employee who in good faith reports a violation pursuant to this Code of Business Conduct is cause for disciplinary action, up to and including termination of employment.

Enforcement

Each officer and employee of the company will be responsible for enforcement of the Code of Business Conduct in his or her activity and in the activities of his or her direct reports, in consultation with the Company’s General Counsel and Human Resources Department.

Disciplinary actions with regard to officers and employees of the Company will be implemented by the Human Resources Department in accordance with the Company’s disciplinary procedures. Under certain circumstances, violation of this Code of Business Conduct may also result in referral for civil action or criminal prosecution.

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Waivers

The Company does not approve of the types of conduct prohibited by this Code of Business Conduct and would grant exceptions very rarely.

In the rare circumstance where a waiver of the Code of Business Conduct would be appropriate, such a waiver for an employee who is not an executive officer must be approved by the Chief Executive Officer (CEO), his designee, or pursuant to policies and procedures approved by the CEO. Any waiver of the code for a director or executive officer of the Company must be approved by the CG&N Committee and the full board, with a majority of the members of the CG&N Committee voting to approve the waiver being directors who are disinterested, as defined by applicable law, with respect to the matter giving rise to the need for a waiver. Any waiver of the Code of Business Conduct approved for a director or executive officer will be promptly disclosed to the extent required by law, regulations, or listing standards.

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